                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2


                                BEA SYSTEMS, INC.
                                -----------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   073325 10 2
                                 --------------
                                 (CUSIP Number)


        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


                                Page 1 of 9 Pages

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 2 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus Ventures, L.P.        I.D. No. 13-3784037
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     58,495,824
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               58,495,824
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          58,495,824(1)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          46.18%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

(1) Assumes conversion into voting Common Stock of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation. The Reporting Person, at December 31, 1999, holds 22,848,716 shares of Voting Common Stock and 35,647,108 shares of Class B Non-Voting Common Stock.

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 3 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus & Co.                I.D. No. 13-6358475
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     58,495,824
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               58,495,824(2)
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          58,495,824(1,2)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          46.18%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

          PN
-------------------------------------------------------------------------------

(1) Assumes conversion into voting Common Stock of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation. The Reporting Person, at December 31, 1999, holds 22,848,716 shares of Voting Common Stock and 35,647,108 shares of Class B Non-Voting Common Stock.

(2) Warburg, Pincus & Co. may be deemed to beneficially own 5,000 shares included herein that are held by its asset management affiliate.

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 4 OF 9 PAGES
-------------------                                            -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          E.M. Warburg, Pincus & Co., LLC          I.D. No. 13-3536050
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [ ]
                                                                        (b)  [X]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
-------------------------------------------------------------------------------
                        5      SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY           6      SHARED VOTING POWER
  OWNED BY                     58,495,824
    EACH               --------------------------------------------------------
  REPORTING             7      SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                        8      SHARED DISPOSITIVE POWER
                               58,495,824
-------------------------------------------------------------------------------
   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          58,495,824(1)
-------------------------------------------------------------------------------
  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


-------------------------------------------------------------------------------
  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          46.18%
-------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

          OO
-------------------------------------------------------------------------------

(1) Assumes conversion into voting Common Stock of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation. The Reporting Person, at December 31, 1999, holds 22,848,716 shares of Voting Common Stock and 35,647,108 shares of Class B Non-Voting Common Stock.

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 5 OF 9 PAGES
-------------------                                            -----------------

ITEM 1.

        (a)    Name of Issuer:  BEA Systems, Inc. (the "Issuer")

        (b)    Address of Issuer's Principal Executive Offices:

               2315 North First Street, San Jose, CA 95131

ITEM 2.
 (a) & (b)     Name of Person Filing; Address of Principal Business Office:

               This statement is filed by and on behalf of (a) Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and
               (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPV. WP, as the sole general partner of WPV, has a 20% interest in the profits of WPV. Lionel
               I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

        (c)    Citizenship: Not applicable.

        (d)    Title of Class of Securities:  Common Stock

        (e)    CUSIP Number:  073325 10 2

ITEM 3.
               Not applicable.

ITEM 4. OWNERSHIP

        (a)    Amount Beneficially Owned:

               58,495,824 shares as of December 31, 1999(1,2)

        (b)    Percent of Class: 46.18%, as of December 31, 1999.

----------

(1) Assumes conversion into voting Common Stock of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation. The Reporting Person, at December 31, 1999 holds 22,848,716 shares of Voting Common Stock and 35,647,108 shares of Class B Non-Voting Common Stock.

(2) Warburg, Pincus & Co. may be deemed to beneficially own 5,000 shares included herein that are held by its asset management affiliate.

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 6 OF 9 PAGES
-------------------                                            -----------------

        (c) Number of shares as to which such person has:

                   (i) sole power to vote or to direct the vote:

                       -0- shares.

                  (ii) shared power to vote or to direct the vote:

                       58,495,824 shares(1,2)

                 (iii) sole power to dispose or to direct the disposition of:

                       -0- shares.

                  (iv) shared power to dispose or to direct the disposition of:

                       58,495,824 shares(1,2)

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF THE GROUP

               Not applicable.

ITEM 10. CERTIFICATION

               Not applicable.

-----------

(1) Assumes conversion into voting Common Stock of of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation. The Reporting Person, at December 31, 1999 holds 22,848,716 shares of Voting Common Stock and 35,647,108 shares of Class B Non-Voting Common Stock.

(2) Warburg, Pincus & Co. may be deemed to beneficially own 5,000 shares included herein that are held by its asset management affiliate.

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 7 OF 9 PAGES
-------------------                                            -----------------

                                    SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                            Date: February 11, 2000

                                            WARBURG, PINCUS VENTURES, L.P.

                                            By: Warburg, Pincus & Co.,
                                                General Partner


                                            By: /s/ Stephen Distler
                                               ---------------------------------
                                                 Stephen Distler
                                            Its: Partner


                                            WARBURG, PINCUS & CO.


                                            By: /s/ Stephen Distler
                                               ---------------------------------
                                                 Stephen Distler
                                            Its: Partner


                                            E.M. WARBURG, PINCUS & CO., LLC


                                            By: /s/ Stephen Distler
                                               ---------------------------------
                                                 Stephen Distler
                                            Its: Member

-------------------                                            -----------------
CUSIP NO. 073325102                     13G                    PAGE 8 OF 9 PAGES
-------------------                                            -----------------

                                    EXHIBITS


Exhibit 1 Joint Filing Agreement, dated February 11, 2000, among the signatories to this Schedule 13G.